Exhibit 21.1
Subsidiaries of Activant Solutions Inc.

Subsidiary	Jurisdiction
Activant Silk Solutions Inc.	Canada
Activant Solutions Canada Limited	Canada
Activant Solutions France SARL	France
Activant Solutions Espana SL	Spain
Activant Solutions Ireland Ltd.	Ireland
Activant Solutions UK, Ltd.	United Kingdom
Activant Wholesale Distribution Solutions Inc.	New Jersey
Greenland Holding Corp.	Delaware
HM Coop LLC	Delaware
Internet Auto Parts, Inc.	Delaware
Prelude Systems, Inc.	Texas
Speedware Europe Limited	United Kingdom
Speedware Group Canada, Ltd.	Canada
Speedware LTEE. / LTD.	Canada
Speedware Solutions Mexico, S.A. de C.V.	Mexico
Speedware USA Inc.	New York
Tridex Data Service, Ltd.	United Kingdom
Tridex Leasing Ltd.	United Kingdom